Table I--Non-Derivative Securities Acquired, Disposed of, or Benficially Owned
TYPE OF SECURITY   TRANSACTION DATE   TRANSACTION CODE  SECURITIES ACQUIRED   AMOUNT OF SECURITIES   OWNERSHIP FORM:   NATURE OF
(INSTR. 3)         (MONTH/DAY/YEAR)   (INSTR. 8)        (A) OR DISPOSED OF    BENEFICIALLY OWNED     DIRECT (D) OR     INDIRECT
                                                        (D)                   AT END OF MONTH        INDIRECT (I)      BENEFICIAL
                                                        (INSTR. 3, 4 AND 5)   (INSTR. 3 AND 4)       (INSTR. 4)        OWNERSHIP
                                      CODE     V        AMOUNT  A/D PRICE                                              (INSTR. 4)
----------------   ----------------   ----     ----     ------  --- -------   --------------------   ---------------   ----------
Common Stock       8/26/98            P                 10,000  A   $2.1435                          D                 -
Common Stock       8/27/98            P                 16,200  A   $2.3374                          D                 -
Common Stock       8/28/98            P                 13,600  A   $2.4387                          D                 -
Common Stock       8/31/98            P                 18,000  A   $2.4479                          D                 -
                                                                               1,634,422 <F1>        D                 -

<F1>
This is after the 10 to 1 reverse stock split effective July 1998, and assuming exercise of warrants to purchaser 500,000 shares of common stock, par value $.01/sh.

Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
TITLE OF        CONVERSION TRANSACTION TRANSACTION NUMBER OF  DATE         TITLE AND AMOUNT PRICE OF NUMBER OF  OWNERSHIP  NATURE
DERIVATIVE      OR         DATE        CODE        DERIVATIVE EXERCISIBLE  OF UNDERLYING    DERIVA-  DERIVA-    FORM OF    OF
SECURITY        EXERCISE   (MONTH/DAY/ (INSTR. 8)  SECURITIES AND          SECURITIES       TIVE     TIVE       DERIVATIVE INDIRECT
(INSTR. 3)      PRICE OF   YEAR)                   ACQUIRED/  EXPIRATION   (INSTR. 3 AND 4) SECURITY SECURITIES SECURITY:  BENEFI-
                DERIVATIVE                         DISPOSED   DATE                          (INSTR.  BENEFI-    DIRECT (D) CIAL
                SECURITY                           OF         (MONTH/DAY/           AMOUNT  5)       CIALLY     OR INDIR-  OWNER-
                                                   (INSTR. 3, YEAR)                 OR               OWNED AT   ECT (I)    SHIP
                                                   4, AND 5)                        NUMBER           END OF     (INSTR. 4) (INSTR.
                                                              DATE EXPIR            OF               MONTH                 4)
                                       CODE   V    A    D     EXER DATE    TITLE    SHARES           (INSTR.
                                                                                                     4)
--------------- ---------- ----------- ----   ---  ---- ----- ---- ------- -------- ------- -------- ---------- ---------- --------
Warrant Class A                                                    4/06/99 Common   250,000 -        250,000    D          -
<F1> <F2)                                                                  Stock
Warrant Class B                                                    4/16/99 Common   250,000 -        250,000    D          -
<F1> <F2>                                                                  Stock

<F1>
Included in total on first page.
<F2>
After reverse stock split.